April 27, 2010
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed on February 23, 2010 File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your April 13, 2010 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.
For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses. For your convenience, your comment is shown below in bold, italicized text, followed by our response.
Staff Comment:
General
1.
Please note that we intend to review the Part III information that you intend to incorporate by reference into your 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Company Response:
We acknowledge the Staff’s comment.

Staff Comment:
Life Principal Products, page 6
2.
You disclose that in October 2009, you launched a new variable annuity product designed to meet customer needs for growth and income within your risk tolerances which is replacing your guaranteed minimum withdrawal benefit product. Please revise your disclosure to disclose the terms of this new variable annuity product. Please also revise your Risk Factor section to include a separately headed risk factor that describes the potential risks that are associated with this new variable annuity product.

Company Response:
The new variable annuity product that was launched in October 2009 is a traditional variable annuity contract offering separate account and fixed account investment options. The product also contains additional optional riders, including a traditional return of premium death benefit (for an additional charge and required asset allocation) and a for-life deferred payout annuity investment option offering a flexible payment start date, flexible premiums and guaranteed income rates. As we disclose on page 131 of our 2009 Form 10-K, under Life’s Equity Product Risk, the new product does not offer guaranteed living benefits. That disclosure is repeated below:
“The Company’s new variable annuity product, launched in the U.S. in October 2009 does not offer a GMWB.”
As we disclose on page 132, within Life’s Equity Product Risk Management, the Company believes the equity risk and exposure to the Company, inherent in this product, is reduced from that of its recently offered variable annuity products, most of which contained guaranteed living benefits.
As this new product does not contain guaranteed living benefits, the second of our risk factors, starting on page 15, describing our exposure to financial and capital markets risks, including changes in interest rates, credit spreads, equity prices, foreign currency exchange rates and global real estate market conditions adequately describes the risks associated with our new product.
In addition, we believe our risk factor disclosures on page 15, repeated below, addresses the sales risk related to this new product including the risk that our sales would decrease for competitive reasons.
“In addition, we have modified our variable annuity product offerings and, in October 2009, launched a new variable annuity product. However, the future success of this new variable annuity product will be dependent upon market acceptance. The level of market acceptance of the new product will directly affect the level of variable annuity sales of the Company in the future.”
Finally, deposits received on this product have been immaterial since its launch and the Company does not consider the current sales level of this new product to be at a significant level for additional disclosure. We will continue to monitor the level of sales for this product and will consider adding disclosures to our filings if the product becomes a significant portion of our sales activity.

Staff Comment:
Property & Casualty Principal Products, page 8
3.
On page 8, you disclose that “AARP represent a significant portion of the total Personal Lines business and amounted to earned premiums of $2.8 billion in both 2009 and 2008 and $2.7 billion in 2007”. On page 24, you disclose that you “generated approximately 72% of our personal lines earned premium in 2009 under an exclusive licensing agreement with AARP that continues until January 1, 2020”. It appears that this exclusive licensing arrangement with AARP constitutes a material portion of your $14.4 billion in earned premiums in the fiscal year ended December 31, 2009. Please file a copy of your agreement(s) with AARP that describes the terms of this arrangement pursuant to Item 601 (b)(10)(ii)(B) of Regulation S-K. In addition, please revise your disclosure to describe the material terms of this arrangement, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that your business is not substantially dependent on this agreement.

Company Response:
The Hartford does not believe that it is required to file the referenced agreements with AARP and its affiliates pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K because it is not substantially dependent on the AARP relationship established by these agreements. The Hartford is a diversified insurance and financial services company that conducts operations across multiple lines of business. The AARP agreements in question relate solely to The Hartford’s personal lines business segment. While 72% of The Hartford’s personal lines earned premium in 2009 was generated from The Hartford’s AARP program policyholders, this represents only 12% of The Hartford’s consolidated revenues generated in 2009. Moreover, the AARP agreements are limited in scope. They merely facilitate access to AARP members by providing The Hartford with AARP membership data and an exclusive license to use AARP’s name and logo in marketing homeowner’s and automobile insurance policies to AARP members. The Hartford’s individual contractual relationships are with AARP members who are Hartford policyholders directly and do not depend on any continuation of the relationship between The Hartford and AARP. Indeed competitors of The Hartford have achieved significant penetration of the AARP member base despite not having any exclusive marketing relationship with AARP.
Because of its direct contractual relationship with each AARP program policyholder, The Hartford is likely to maintain a significant portion of the business generated through its program, even if the AARP agreements were to be terminated. Moreover, The Hartford is contractually bound to renew all program policies regardless of the continuation of the AARP agreements, a policyholder benefit that is likely to enhance retention in the event of termination. The Hartford regards the customer base as loyal and would devote its substantial affinity expertise to retain this business in such a scenario. The Hartford believes that in competing for program policyholders, our ability to write this business would be superior to that of our competitors given our 26 years in marketing to and servicing these policyholders. Our service capabilities, coverage, and pricing are tailored for this demographic, providing us a competitive advantage. In addition, The Hartford’s experience with AARP gives it a unique advantage—through knowledge, reputation and resources—in establishing additional affinity relationships. For all of these reasons, The Hartford believes it is not substantially dependent on the AARP agreements and, therefore does not need to file them pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Hartford will clarify its existing disclosure in its subsequent filings, where appropriate, to describe more clearly and completely its relationship with AARP program policyholders. Please see the underlined language below as an example of the type of revised disclosure we will provide.

Personal Lines provides standard automobile, homeowners and home-based business coverages to individuals across the United States, including a special program designed exclusively for members of AARP (“AARP Program”). Over the past three years, The Hartford rolled out new auto and homeowners products with more coverage options and customized pricing tailored to a customer’s individual risk. Although The Hartford has individual customer relationships with AARP Program policyholders, as a group these customers represent a significant portion of the total Personal Lines business and amounted to earned premiums of $2.8 billion in both 2009 and 2008 and $2.7 billion in 2007. Personal Lines also operates a member contact center for health insurance products offered through the AARP Health program. In July, 2009, the Company extended the AARP Health program agreement through 2018.
Further down on page 8, we will revise wording to read as follows:
Personal Lines reaches diverse markets through multiple distribution channels including direct sales to the consumer, brokers and independent agents. In direct sales to the consumer, the Company markets its products through a mix of media, including direct marketing, the internet and advertising in publications. Most of Personal Lines’ direct sales to the consumer are associated with its exclusive licensing arrangement with AARP to market automobile, homeowners and home-based business insurance products to AARP’s nearly 37 million members. The Hartford’s exclusive licensing arrangement with AARP continues until January 1, 2020 for automobile, homeowners and home-based business. This agreement provides Personal Lines with an important competitive advantage as management expects favorable “baby boom” demographics to increase AARP membership during this period.
In addition, the Company will revise the risk factor on page 24 to read:
“We may experience difficulty in marketing and distributing products through our current and future distribution channels.
We distribute our annuity, life and property and casualty insurance products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, our own internal sales force and other third-party organizations. In some areas of our business, we generate a significant portion of our business through or in connection with individual third-party arrangements. For example, we market our personal lines products in part through an exclusive licensing arrangement with AARP that continues through January 2020. While we have individual customer relationships with policyholders under the AARP program, as a group these policyholders accounted for 72% of our personal lines earned premium in 2009. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. An interruption in our continuing relationship with certain of these third parties could materially affect our ability to market our products and could have a material adverse effect on our business, operating results and financial condition.

Staff Comment:
Management’s Discussion and Analysis of Financial Condition and Results of Operations Investment Credit Risk
Security Unrealized Loss Aging, page 123
4.
You disclose in a table on page 124 that 220 available for sale securities have been in an unrealized loss position of more than 50% for more than twelve months. The total unrealized losses for these securities of $1.8 billion on average represents 71% of the $2.6 billion cost or amortized cost. Please revise your disclosure to indicate the nature of these securities and to explain why these unrealized losses, which appear to be significantly greater than credit spreads in the market place, are apparently not indicative of credit losses and/or other-than- temporary impairment.

Company Response:
The Company will add language to the existing disclosure on pages 124-125 in its subsequent filings, where appropriate, to provide information describing the nature of securities in an unrealized loss position of more than 50% for more than twelve months and why such securities were not considered other-than-temporarily impaired. This information will supplement the existing disclosure on page 124 regarding securities depressed over 20% for nine months or more. Please see the underlined language below as an example of the type of additional disclosure we will provide.
Most of the securities depressed over 20% for nine months or more are supported by real estate related and financial services sector assets, and have a weighted average current rating of A-. Current market spreads continue to be significantly wider for securities supported by real estate related assets, as compared to spreads at the security’s respective purchase date, largely due to the continued effects of the recession and the economic and market uncertainties regarding future performance of commercial and residential real estate. The Company reviewed these securities as part of its impairment evaluation process. The Company’s best estimate of future cash flows utilized in its impairment process involves both macroeconomic and security specific assumptions that may differ based on asset class, vintage year and property location including, but not limited to, historical and projected default and recovery rates, current and expected future delinquency rates, property value declines and the impact of obligor re-financing. For these securities in an unrealized loss position where a credit impairment has not been recorded, the Company’s best estimate of expected future cash flows are sufficient to recover the amortized cost basis of the security.

The same market conditions noted above also apply to AFS securities depressed over 50% for more than twelve months, which consist primarily of CMBS bonds and CRE CDOs. These structured debt securities are all fixed maturities with contractual cash flows. Based upon the Company’s cash flow modeling and current market and collateral performance assumptions, these CMBS and CRE CDOs have sufficient credit protection levels to receive contractually obligated principal and interest payments, and accordingly the Company has concluded that no credit impairment exists for these securities. Furthermore, the Company neither has an intention to sell nor does it expect to be required to sell these securities.
For the CMBS and CRE CDOs which primarily comprise the AFS securities depressed over 50% for more than twelve months, current market pricing reflects market illiquidity and risk premiums, and for a majority of the securities, a floating coupon rate. The illiquidity and risk premiums are the result of the underlying collateral performance to-date and the potential uncertainty in the securities’ future cash flows. Because of the uncertainty surrounding the future performance of commercial real estate, market participants are requiring substantially greater returns, in comparison to the securities’ stated coupon rate, to assume the associated securities’ credit risk. If the securities’ collateral underperforms the macroeconomic and collateral assumptions in the future, the loss severity may be significant mainly due to the erosion of the securities’ credit subordination. In addition, coupon amounts associated with floating rate coupon securities are typically based upon a market based rate such as LIBOR. When the floating rate on which the coupon is based declines, the valuation of the respective security may also decline. LIBOR rates have declined subsequent to the date the CMBS and CRE CDOs were purchased. For further information regarding The Company’s security valuation process, see Note 4 of the Notes to Condensed Consolidated Financial Statements. For further information regarding the future collateral cash flows assumptions included in the Company’s impairment analysis, see Other-Than-Temporary Impairments in the Investment Credit Risk section of this MD&A.
Staff Comment
Financial Statements
Consolidated Statements of Cash Flows, page F-7
5.
You classify net receipt/disbursements from investment contracts related to policyholder funds on international variable annuities and cash flows from equity securities classified as trading securities in operating cash flows. Please explain to us why your classification is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response, please ensure that you:

•
Compare and contrast why you classify the cash flows from these international variable annuities as operating activities when it appears that your classify all other cash flows from investment and universal life-type contracts as financing activities; and

•
Explain the nature and purpose for which the equity trading securities were acquired consistent with the guidance in ASC 320-10-45-11, noting that SFAS 159 amended the previously exiting guidance in paragraph 18 of SFAS 115 to treat cash flows associated with trading securities as operating activities.

Company Response:
Upon the adoption of SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” on January 1, 2004, the separate account arrangements for our U.S. based investment and universal life-type contacts qualified for separate account reporting and are reported in the Company’s Consolidated Balance Sheet as summary amounts for assets and liabilities. However, the separate account arrangements for our international variable annuities business did not meet the second condition for separate account reporting, as they are not legally insulated from the general account liabilities of the Company. As such, the assets associated with this business were classified as equity securities — trading and changes in those assets were reported in operating cash flows in accordance with paragraph 18 of SFAS No. 115.
In the underlying international variable annuity contracts, all of the investment performance for these trading securities inure to the benefit of the contract holder and is reflected as an increase to the contract holder’s account value. In addition, all purchases or redemptions of these trading securities are at the sole direction of the annuity contract holder and are also reflected as increases or decreases, respectively, in the contract holder’s account value recorded in other policyholder funds and benefits payable — International variable annuities on the Company’s Consolidated Balance Sheet. As the changes in the liability to the contract holder are directly related to changes in the equity securities — trading, and in order to avoid misrepresenting cash flows from operations, we reported both the activity related to equity securities-trading and the change in the related other policyholder funds and benefits payable — International variable annuities in operating cash flows.
With respect to SFAS No. 159, as disclosed in our 2008 Annual Report on Form 10-K, we did not elect to apply the fair value option provisions of the standard to any financial assets or liabilities. We have considered the revised guidance in ASC 320-10-45-11 indicating that cash flows from purchases, sales and maturities of trading securities shall be classified based on the nature and purpose of which the securities were acquired. However, the net impact of the change in equity securities — trading and the related change in other policyholder funds and benefits payable - International variable annuities has not been material to our operating or financing cash flows for 2008 or 2009 (the years that would have required us to present these cash flows in financing under the prospective adoption provisions of ASC 320-10-45, if material). In addition, as previously disclosed, in the second quarter 2009, after a strategic review of the Company’s core business structure, new product sales in International’s Japan and European operations were suspended; however, we will continue to administer the existing assets under management for these products. Therefore, the net cash flows related to our equity securities-trading and the related other policyholder funds and benefits payable in subsequent periods will continue to have an immaterial impact on total operating and financing cash flows. As such, we did not change the presentation of the net cash flows from our international variable annuities.

Staff Comment
Notes to Consolidated Financial Statements
Note 7: Deferred Policy Acquisitions Costs and Present Value of Future Profits, page F-53
6.
Please revise your policy disclosure to indicate how you amortize acquisition costs associated with your traditional life insurance policies, including your term and group products. In addition, please clarify how much of your capitalized balance relates to your traditional life insurance policies as compared to the amount associated with your investment and universal life-type contracts. Please ensure your revised disclosure clarifies whether the quarterly DAC Unlock is associated with your traditional life insurance policies. Otherwise, please tell us where you have made these disclosures in your filing or why they are not warranted.

Company Response:
The balance of deferred policy acquisition costs (“DAC”) related to our traditional life insurance policies was $173 million and $177 million at December 31, 2009 and 2008, respectively compared to total Company DAC of $10.7 billion and $13.2 billion for the respective periods. The Company amortizes DAC related to traditional life policies over the premium-paying period in proportion to the present value of annual expected premium income in accordance with ASC 944-30-35. As such, the quarterly DAC unlock process related to the unlocking of assumptions used for estimating gross profits used to amortize DAC on investment and universal life-type contracts is not applicable.
We consider the DAC amounts related to traditional life policies to be immaterial to the total DAC balance and therefore do not believe disclosure related to these DAC balances to be significant to readers of our annual report on Form 10-K.
* * * * * *

In connection with our response to the staff’s comments, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller

cc:	Christopher J. Swift, Executive Vice President and Chief Financial Officer